Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE
Date: August 6, 2012
From: Jeffrey T. Bowman
Chief Executive Officer

__________________________________________________________________________________________________

Crawford Reports 2012 Second Quarter Results
Company Increases Guidance for 2012

Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the second quarter ended June 30, 2012.

Consolidated Results
Second quarter 2012 consolidated revenues before reimbursements totaled $293.8 million, an increase of 1% from $291.7 million in the 2011 second quarter. Second quarter 2012 net income attributable to Crawford & Company was $10.4 million, compared with $13.5 million recorded in the 2011 second quarter. Second quarter 2012 diluted earnings per share were $0.19 for CRDA and $0.18 for CRDB, compared with diluted earnings per share for each class of $0.25 in the prior-year quarter.

The difference in earnings per share between CRDA and CRDB for the 2012 second quarter and year-to-date period is due to the payment of a higher per share dividend on CRDA than CRDB, and the impact that has on the earnings per share calculation according to generally accepted accounting principles. Further references in this release will generally be only to CRDB, as that presents a more dilutive measure.

During the 2012 second quarter, the Company incurred pretax special charges of approximately $1.6 million, or $0.02 per share of CRDA and CRDB after related income taxes, related to a project to outsource certain aspects of our U.S. technology infrastructure. The Company expects this project to continue through the 2012 third quarter, with estimated additional pretax costs of $300,000. There were no special charges during the 2011 second quarter.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Balance Sheet and Cash Flow
The Company's consolidated cash and cash equivalents position as of June 30, 2012 totaled $45.7 million, compared with $77.6 million at December 31, 2011 and $37.2 million at June 30, 2011.

Crawford used $26.4 million of cash in operations during the 2012 year-to-date period, compared with $33.2 million during the comparable 2011 period. The $6.8 million reduction in cash used in operations was largely due to decreased contributions to the Company's retirement plans, partially offset by lower net income and higher unbilled revenues.

Management's Comments

Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, "Our second quarter 2012 operating results reflected continued improvement in our Broadspire operation aided by strong results in our EMEA/AP and Legal Settlement Administration segments. We continued to experience declines in our Americas segment from last year's second quarter as a result of relatively mild weather in the U.S. and Canada over the first half of this year.

"During the 2012 second quarter our Legal Settlement Administration segment was awarded responsibility for the Deepwater Horizon class action settlement which extended our engagement in this area. We expect activity in this special project to continue to be an important engagement for the Company for the remainder of 2012.

"In the Broadspire segment, we continued to see improvement, as we have reduced losses by over $6.0 million for the year-to-date period. Although we fell slightly short in the 2012 second quarter, we are driving a return to profitability through the remainder of 2012. The turnaround of Broadspire remains one of the key objectives for our management team and we are optimistic for the remainder of the year.

"Our EMEA/AP segment results were driven largely by the ongoing handling of catastrophic flood losses in Thailand, as well as activity related to the completion of weather-related claims in Australia and improvement in our continental European operating results.

"Our U.S. and Canadian property and casualty operations saw a decline in case referrals during the 2012 second quarter, as relatively mild weather reduced industry-wide claim volumes, continuing the trend we have experienced over the last two quarters. However, our Contractor Connection unit saw strong growth in referrals during the 2012 second quarter.

Mr. Bowman concluded, "We remain focused on our core strategic and operational goals and expect to expand market share, drive efficiencies and capitalize on emerging opportunities in all our operations during the balance of the year. We are encouraged by the results we are seeing thus far in 2012 and are pleased to be able to increase our guidance for the remainder of the year."

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2012 Segment Results
Americas
Americas revenues before reimbursements were $77.6 million in the second quarter of 2012, decreasing 19% from $95.7 million in the 2011 second quarter. During the 2012 second quarter compared with the 2011 second quarter, the U.S. dollar strengthened against foreign currencies in the segment, resulting in a negative exchange rate impact to revenues of $1.6 million in this segment. Excluding the negative impact of exchange rate changes, Americas revenues would have been $79.1 million in the 2012 second quarter. Revenues generated by the Company's catastrophe adjuster group in the U.S. were $5.5 million in the 2012 second quarter, decreasing from $10.0 million in the 2011 period. Americas operating expenses for the 2012 second quarter decreased by $9.4 million in U.S. dollars, an 11% decrease, and decreased by 9% on a constant dollar basis, compared with the 2011 period. Operating earnings in the 2012 second quarter decreased to $1.4 million, or an operating margin of 2%, compared with operating earnings of $10.2 million, or 11% of revenues in the 2011 second quarter.

EMEA/AP
Second quarter 2012 revenues before reimbursements for the EMEA/AP segment increased 8% to $93.8 million from $87.3 million in the same period of 2011. During the 2012 second quarter compared with the 2011 second quarter, the U.S. dollar strengthened against most major foreign currencies, resulting in a negative exchange rate impact to revenues of $1.4 million in this segment. Excluding the negative impact of exchange rate changes, EMEA/AP revenues would have been $95.2 million in the 2012 second quarter. EMEA/AP operating expenses for the 2012 second quarter increased by $2.4 million in U.S. dollars, a 3% increase, and increased by 5% on a constant dollar basis, compared with the 2011 period. Operating earnings increased to $11.8 million in the 2012 second quarter from 2011 second quarter operating earnings of $7.6 million. The related operating margin was 13% in the 2012 second quarter compared with 9% in the 2011 second quarter.

Broadspire
Revenues before reimbursements from the Broadspire segment were $60.0 million in the 2012 second quarter, an increase of 4% from $57.9 million in the 2011 second quarter. Broadspire had an operating loss of $0.3 million in the 2012 second quarter, or a negative operating margin of 1%, compared with an operating loss of $3.1 million, or a negative operating margin of 5%, in the prior year period.

Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $62.5 million in the 2012 second quarter, compared with $50.8 million in the 2011 second quarter. Operating earnings totaled $15.8 million in the 2012 second quarter, or 25% of revenues, compared with $14.8 million, or 29% of revenues, in the prior-year period. The segment's awarded project backlog totaled approximately $73.0 million at June 30, 2012 as compared with $75.2 million at June 30, 2011.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2012 Guidance
Crawford's business is dependent, to a significant extent, on case volumes. The Company cannot predict the future trend of case volumes for a number of reasons, including the fact that the frequency and severity of weather-related claims and the occurrence of natural and man-made disasters, which are a significant source of claims and revenue for the Company, are generally not subject to accurate forecasting. Notwithstanding the foregoing, however, Crawford & Company is increasing its guidance for 2012 as follows:

•	Consolidated revenues before reimbursements between $1.05 and $1.08 billion.

•	Consolidated operating earnings between $74.5 and $82.0 million.

•	Consolidated cash provided by operating activities between $35.0 and $40.0 million.

•
After reflecting stock option expense, net corporate interest expense, customer-relationship intangible asset amortization expense, special charges, and income taxes, net income attributable to shareholders of Crawford & Company on a GAAP basis between $32.5 and $37.5 million, or $0.56 to $0.66 diluted earnings per CRDB share.

Crawford & Company's management will host a conference call with investors on Monday, August 6, 2012 at 3:00 p.m. EDT to discuss earnings and other developments. The call will be recorded and available for replay through August 20, 2012. You may dial 1-855-859-2056 (404-537-3406 international) to listen to the replay. The access code is 13559676. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.

Further information regarding the Company's financial position, operating results, and cash flows as of and for the quarter and year-to-date periods ended June 30, 2012 is shown on the attached unaudited condensed consolidated financial statements.

In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are required to be included when reporting expenses and revenues, respectively, in our consolidated results of operations. In the foregoing discussion and analysis of segment results of operations, we do not include a gross up of segment expenses and revenues for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income or operating earnings (loss). A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of income.

Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP financial measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings (loss) before certain unallocated corporate and shared costs and credits, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, special charges, income taxes, and net income or loss attributable to noncontrolling interests.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income, but they are not considered part of our segment operating earnings (loss) because they are managed on a corporate-wide basis. Income tax expense is calculated for the Company on a consolidated basis based on statutory rates in effect in the various jurisdictions in which we provide services, and varies significantly by jurisdiction. Net corporate interest expense results from capital structure decisions made by senior management and affecting the Company as a whole. Amortization expense is a non-cash expense for customer-relationship intangible assets resulting from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment’s operating activities on a consistent basis.

Special charges may arise from events (such as expenses related to restructurings, losses on subleases, etc.) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Unallocated corporate and shared costs and credits represent expenses and credits related to our chief executive officer and Board of Directors, certain provisions for bad debt allowances or subsequent recoveries such as those related to bankrupt clients, defined benefit pension costs or credits for our frozen U.S. pension plan, and certain self-insurance costs and recoveries that are not allocated to our individual operating segments.

Following is a reconciliation of segment operating earnings (loss) to net income attributable to shareholders of Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented (in thousands, except percentages):

	Quarter ended				Year-to-date period ended
	June 30, 2012	% Margin	June 30, 2011	% Margin	June 30, 2012	% Margin	June 30, 2011	% Margin
Operating Earnings (Loss):
Americas	$1,407	2%	$10,195	11%	$895	1%	$13,309	7%
EMEA/AP	11,757	13%	7,627	9%	17,365	10%	14,779	9%
Broadspire	(338)	(1)%	(3,099)	(5)%	(201)	—%	(6,259)	(5)%
Legal Settlement Administration	15,792	25%	14,758	29%	26,475	24%	31,756	29%
Unallocated corporate and shared costs	(4,662)	(2)%	(4,043)	(1)%	(6,186)	(1)%	(4,393)	(1)%
Deduct:
Net corporate interest expense	(2,387)	(1)%	(4,118)	(1)%	(4,556)	(1)%	(8,254)	(1)%
Stock option expense	(123)	—%	(142)	—%	(245)	—%	(297)	—%
Amortization expense	(1,600)	(1)%	(1,519)	(1)%	(3,198)	(1)%	(3,018)	(1)%
Special charges	(1,571)	(1)%	—	—%	(2,461)	—%	—	—%
Income taxes	(7,583)	(3)%	(6,005)	(2)%	(10,976)	(2)%	(12,042)	(2)%
Net (income) loss attributable to non-controlling interests	(267)	—%	(185)	—%	(422)	—%	35	—%
Net income attributable to shareholders of Crawford & Company	$10,425	4%	$13,469	5%	$16,490	3%	$25,616	4%

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims Solutions® offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

The Company's two classes of stock are substantially identical, except with respect to voting rights and the Company's ability to pay greater cash dividends on the Class A Common Stock than on the Class B Common Stock, subject to certain limitations. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless approved by the holders of 75% of the Class A Common Stock, voting as a class.

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company's present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company's reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company's website at www.crawfordandcompany.com.

FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Per Share Amounts and Percentages)

Three Months Ended June 30,	2012	2011	% Change

Revenues:

Revenues Before Reimbursements	$293,847	$291,713	1%
Reimbursements	25,169	22,369	13%
Total Revenues	319,016	314,082	2%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	212,537	210,773	1%
Reimbursements	25,169	22,369	13%
Total Costs of Services	237,706	233,142	2%

Selling, General, and Administrative Expenses	59,077	57,163	3%
Corporate Interest Expense, Net	2,387	4,118	(42)%
Special Charges	1,571	—	nm
Total Costs and Expenses	300,741	294,423	2%

Income before Income Taxes	18,275	19,659	(7)%
Provision for Income Taxes	7,583	6,005	26%

Net Income	10,692	13,654	(22)%

Less: Net Income Attributable to Noncontrolling Interests	267	185	44%

Net Income Attributable to Shareholders of Crawford & Company	$10,425	$13,469	(23)%

Earnings Per Share - Basic:
Class A Common Stock	$0.20	$0.25	(20)%
Class B Common Stock	$0.19	$0.25	(24)%

Earnings Per Share - Diluted:
Class A Common Stock	$0.19	$0.25	(24)%
Class B Common Stock	$0.18	$0.25	(28)%

Cash Dividends Per Share:
Class A Common Stock	$0.03	$0.02	50%
Class B Common Stock	$0.02	$0.02	—%

nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Per Share Amounts and Percentages)

Six Months Ended June 30,	2012	2011	% Change

Revenues:

Revenues Before Reimbursements	$561,600	$576,751	(3)%
Reimbursements	44,762	41,439	8%
Total Revenues	606,362	618,190	(2)%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	411,939	417,715	(1)%
Reimbursements	44,762	41,439	8%
Total Costs of Services	456,701	459,154	(1)%

Selling, General, and Administrative Expenses	114,756	113,159	1%
Corporate Interest Expense, Net	4,556	8,254	(45)%
Special Charges	2,461	—	nm
Total Costs and Expenses	578,474	580,567	—%

Income Before Income Taxes	27,888	37,623	(26)%
Provision for Income Taxes	10,976	12,042	(9)%

Net Income	16,912	25,581	(34)%

Less: Net Income (Loss) Attributable to Noncontrolling Interests	422	(35)	nm

Net Income Attributable to Shareholders of Crawford & Company	$16,490	$25,616	(36)%

Earnings Per Share - Basic:
Class A Common Stock	$0.31	$0.48	(35)%
Class B Common Stock	$0.29	$0.48	(40)%

Earnings Per Share - Diluted:
Class A Common Stock	$0.31	$0.48	(35)%
Class B Common Stock	$0.29	$0.48	(40)%

Cash Dividends Per Share:
Class A Common Stock	$0.06	$0.04	50%
Class B Common Stock	$0.04	$0.04	—%

nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Three Months Ended June 30,
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2012	2011	Change	2012	2011	Change	2012	2011	Change	2012	2011	Change

Revenues Before Reimbursements	$77,575	$95,732	(19)%	$93,820	$87,271	8%	$59,964	$57,910	4%	$62,488	$50,800	23%

Compensation & Benefits	49,951	57,844	(14)%	56,536	57,491	(2)%	33,102	34,396	(4)%	21,744	19,017	14%
% of Revenues Before Reimbursements	64%	60%		60%	66%		55%	59%		35%	37%

Expenses Other than Reimbursements,
Compensation & Benefits	26,217	27,693	(5)%	25,527	22,153	15%	27,200	26,613	2%	24,952	17,025	47%
% of Revenues Before Reimbursements	34%	29%		27%	25%		45%	46%		40%	34%

Total Operating Expenses	76,168	85,537	(11)%	82,063	79,644	3%	60,302	61,009	(1)%	46,696	36,042	30%

Operating Earnings (Loss) (1)	$1,407	$10,195	(86)%	$11,757	$7,627	54%	$(338)	$(3,099)	89%	$15,792	$14,758	7%
% of Revenues Before Reimbursements	2%	11%		13%	9%		(1)%	(5)%		25%	29%

Six Months Ended June 30,
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2012	2011	Change	2012	2011	Change	2012	2011	Change	2012	2011	Change

Revenues Before Reimbursements	$155,099	$181,049	(14)%	$175,610	$167,046	5%	$120,353	$117,706	2%	$110,538	$110,950	—%

Compensation & Benefits	101,964	113,850	(10)%	109,071	110,108	(1)%	66,691	69,110	(4)%	42,024	38,661	9%
% of Revenues Before Reimbursements	66%	63%		62%	66%		55%	59%		38%	35%

Expenses Other than Reimbursements,
Compensation & Benefits	52,240	53,890	(3)%	49,174	42,159	17%	53,863	54,855	(2)%	42,039	40,533	4%
% of Revenues Before Reimbursements	34%	30%		28%	25%		45%	47%		38%	37%

Total Operating Expenses	154,204	167,740	(8)%	158,245	152,267	4%	120,554	123,965	(3)%	84,063	79,194	6%

Operating Earnings (Loss) (1)	$895	$13,309	(93)%	$17,365	$14,779	17%	$(201)	$(6,259)	97%	$26,475	$31,756	(17)%
% of Revenues Before Reimbursements	1%	7%		10%	9%		—%	(5)%		24%	29%
(1) This is a segment financial measure representing segment earnings (loss) before certain unallocated corporate and shared costs and credits, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, special charges, income taxes, and net income or loss attributable to noncontrolling interests. See pages 4 and 5 for additional information about segment operating earnings (loss).

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2012 and December 31, 2011
(In Thousands, Except Par Values)

	Unaudited	*
	June 30,	December 31,
	2012	2011
ASSETS
Current Assets:
Cash and Cash Equivalents	$45,655	$77,613
Accounts Receivable, Net	185,434	161,543
Unbilled Revenues, at Estimated Billable Amounts	133,321	107,494
Prepaid Expenses and Other Current Assets	24,571	22,836
Total Current Assets	388,981	369,486

Property and Equipment:
Property and Equipment	158,109	156,349
Less Accumulated Depreciation	(112,125)	(112,465)
Net Property and Equipment	45,984	43,884

Other Assets:
Goodwill	130,756	131,246
Intangible Assets Arising from Business Acquisitions, Net	92,733	96,392
Capitalized Software Costs, Net	63,488	60,332
Deferred Income Tax Assets	82,934	84,454
Other Noncurrent Assets	26,233	25,864
Total Other Assets	396,144	398,288

Total Assets	$831,109	$811,658

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Short-Term Borrowings	$21,305	$1,794
Accounts Payable	48,606	41,806
Accrued Compensation and Related Costs	79,153	96,440
Self-Insured Risks	16,707	18,817
Income Taxes Payable	2,672	292
Deferred Income Taxes	7,532	7,287
Deferred Rent	15,150	15,820
Other Accrued Liabilities	41,295	36,104
Deferred Revenues	53,788	53,844
Mandatory Contributions Due to Pension Plan	21,700	13,800
Current Installments of Long-Term Debt and Capital Leases	155	410
Total Current Liabilities	308,063	286,414

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	209,643	211,983
Deferred Revenues	27,214	27,856
Self-Insured Risks	12,897	10,114
Accrued Pension Liabilities, Less Current Mandatory Contributions	101,606	120,195
Other Noncurrent Liabilities	16,889	16,808
Total Noncurrent Liabilities	368,249	386,956

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	29,568	29,086
Class B Common Stock, $1.00 Par Value	24,690	24,697
Additional Paid-In Capital	33,899	33,969
Retained Earnings	222,901	209,323
Accumulated Other Comprehensive Loss	(161,393)	(163,603)
Shareholders’ Investment Attributable to Shareholders of Crawford & Company	149,665	133,472

Noncontrolling Interests	5,132	4,816

Total Shareholders’ Investment	154,797	138,288

Total Liabilities and Shareholders' Investment	$831,109	$811,658
* Derived from the audited Consolidated Balance Sheet

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In Thousands)

	Six months ended June 30,
	2012	2011
Cash Flows From Operating Activities:
Net Income	$16,912	$25,581
Reconciliation of Net Income to Net Cash Used In Operating Activities:
Depreciation and Amortization	16,246	15,856
Stock-Based Compensation	1,339	1,483
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Accounts Receivable, Net	(24,803)	(33,696)
Unbilled Revenues, Net	(26,929)	(7,564)
Accrued or Prepaid Income Taxes	2,367	5,604
Accounts Payable and Accrued Liabilities	(2,168)	(17,780)
Deferred Revenues	(519)	1,996
Accrued Retirement Costs	(8,057)	(22,985)
Prepaid Expenses and Other Operating Activities	(833)	(1,701)
Net Cash Used In Operating Activities	(26,445)	(33,206)

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment	(8,302)	(6,175)
Proceeds from Disposals of Property and Equipment	47	40
Capitalization of Computer Software Costs	(8,285)	(5,766)
Payments for Business Acquisitions, Net of Cash Acquired	—	(6,874)
Net Cash Used In Investing Activities	(16,540)	(18,775)

Cash Flows From Financing Activities:
Cash Dividends Paid	(2,763)	(2,139)
Shares Used to Settle Withholding Taxes Under Stock-based Compensation Plans	(896)	(1,645)
Repurchases of Common Stock	(205)	—
Increases in Short-Term Borrowings	42,164	15,268
Payments on Short-Term Borrowings	(21,599)	(14,144)
Payments on Long-Term Debt and Capital Lease Obligations	(4,352)	(3,422)
Other Financing Activities	(328)	20
Net Cash Provided By (Used In) Financing Activities	12,021	(6,062)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(994)	1,709

Decrease in Cash and Cash Equivalents	(31,958)	(56,334)
Cash and Cash Equivalents at Beginning of Year	77,613	93,540
Cash and Cash Equivalents at End of Period	$45,655	$37,206